Exhibit  99.3

T  H  I  R  D    Q  U  A  R  T  E  R    R  E  S  U  L  T  S
S  E  P  T  E  M  B  E  R    3  0,    2  0  0  2

H   I   G   H   L   I   G   H   T   S

Total Production for the nine months ended September 30, 2002 increased 5% over the same period in
2001.
•
Distributable income of $46.1 million was 5% lower than the third quarter of 2001.
•
Subsequent to September 30, 2002, Pengrowth completed the acquisition of producing oil and natural gas properties located in Northeast British Columbia for a gross purchase price of $387.5 million.
•
On October 4, 2002, certain of the acquired B.C. properties were sold to Progress Energy Ltd. For $25.4 million, prior to adjustments.
•
On November 6, 2002, Pengrowth closed the issue of 17.5 million new trust units to raise gross proceeds of $245.0 million.
•
On November 14, 2002, Pengrowth closed the over-allotment option associated with the new issue of trust units to raise additional gross proceeds of approximately $36.8 million.

Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST - 3 -

Financial and Operating Highlights

	Three Months ended				Nine Months ended
(thousands, except per unit amounts)	September 30%				September 30%
(Unaudited)	2002		2001	Change	2002		2001	Change

INCOME STATEMENT
Oil and gas sales		$111,205	$115,847	-4%		$314,383	$379,851	-17%

Net income		$12,497	$13,510	-7%		$26,543	$89,262	-70%
Net income per unit		$0.138	$0.179	-23%		$0.309	$1.293	-76%

Distributable income		$46,139	$48,324	-5%		$127,398	$183,790	-31%
Distributable income per trust unit Based on weighted average units outstanding		$0.511	$0.641	-20%		$1.485	$2.661	-44%
Based on actual distributions paid or declared		$0.520	$0.630	-17%		$1.470	$2.600	-43%

Weighted average number of units outstanding		90,380	75,342	20%		85,783	69,061	24%

BALANCE SHEET
Working capital		$(26,132)	$(14,946)	75%		$(26,132)	$(14,946)	75%
Property, plant and equipment and other assets		$1,123,863	$1,271,801	-12%		$1,123,863	$1,271,801	-12%
Long-term debt		$259,024	$389,760	-34%		$259,024	$389,760	-34%
Unitholders’ equity		$834,309	$771,792	8%		$834,309	$771,792	8%

TRUST UNIT TRADING (TSX)
High		$15.63	$19.50			$17.00	$21.95
Low		$13.01	$14.05			$13.01	$14.05
Close		$14.90	$15.00			$14.90	$15.00
Value		$140,784	$163,800	-14%		$503,516	$545,229	-8%
Volume		9,367	9,471	-1%		33,350	28,303	18%

TRUST UNIT TRADING (NYSE) — listed on April 10, 2002
High	US$	10.25	-		US$	10.90	-
Low	US$	8.40	-		US$	8.40	-
Close	US$	9.37	-		US$	9.37	-
Value	US$	11,027	-		US$	29,135	-
Volume		1,141	-			2,925	-

DAILY PRODUCTION
Crude oil (barrels)		17,640	19,352	-9%		18,079	19,808	-9%
Natural gas (thousands of cubic feet)		105,434	106,579	-1%		106,430	85,449	25%
Natural gas liquids (barrels)		4,991	5,969	-16%		5,114	4,956	3%
Total production (BOE) 6:1		40,203	43,083	-7%		40,931	39,005	5%

PRODUCTION INCREASE
(6:1 boe) (year over year)		-7%	35%			5%	18%

PRODUCTION PROFILE (6:1 conversion)
Crude oil		44%	45%			44%	51%
Natural gas		44%	41%			43%	36%
Natural gas liquids		12%	14%			13%	13%

AVERAGE PRICES
Crude oil (per barrel)		$40.40	$39.28	3%		$37.19	$39.69	-6%
Natural gas (per mcf)		$3.38	$3.20	6%		$3.32	$5.39	-38%
Natural gas liquids (per barrel)		$30.42	$27.98	9%		$27.11	$33.64	-19%
Average price per BOE 6:1		$30.07	$29.23	3%		$28.13	$35.67	-21%

- 4 - PENGROWTH ENERGY TRUST

President’s Message

We are pleased to present the unaudited quarterly results for the nine months ended September 30, 2002.

During the first nine months of 2002, Pengrowth was very active in the search for quality acquisition opportunities. Our efforts were rewarded with the successful purchase of substantially all the British Columbia oil and natural gas producing properties from Calpine Canada Natural Gas Partnership for a gross purchase price of $387.5 million prior to closing adjustments. The transaction was effective July 1, 2002 and closed on October 1, 2002.

These new B.C. assets constitute a new focus area for Pengrowth further diversifying our existing interests in the Western Canadian sedimentary basin and offshore the east coast of Nova Scotia. This acquisition provides us with a significant property base in British Columbia with 44,700 net developed acres and 247,700 undeveloped acres. We expect that Pengrowth will have additional upside through development opportunities on the acquired properties pursuant to farm-outs and of exploration prospects on the undeveloped acreage.

In a related transaction, on October 4, 2002, Pengrowth sold a portion of the acquired B.C. assets to Progress Energy Ltd. for $25.4 million before adjustments. The properties sold to Progress are outside of Pengrowth’s focus area and include seven producing properties and a 50% interest in 61,000 acres (30,500 acres net) of undeveloped lands. Under the terms of the agreement, Progress has committed to spend up to $10 million over the next 18 months on our portion of the undeveloped land base. This farmout arrangement provides Pengrowth with upside exposure to high impact prospects without exploration risk. The Progress transaction included approximately 1,000 boepd of associated production and 3.0 mmboe of proved oil and natural gas reserves.

We have augmented our level of risk management in conjunction with the acquisition of the B.C. assets. In contemplation of the acquisition of the new B.C. assets, we put in place additional financial hedges including 6,000 bopd of crude oil for 2003 at a price averaging $41.09 per bbl and 5,500 bopd of crude oil for 2004 at $37.90 per bbl. These positions are at a premium to the Gilbert Laustsen Jung Associates Ltd. price forecast effective for October 1, 2002. The recent decline in crude oil prices from the US$28-30 level of September to the current US$25-26 range could be reflected in somewhat lower distributable income in the coming months offset in part by a moderate increase in natural gas prices.

The BC asset acquisition was financed initially using available lines of credit and a bridge bank facility established for this purpose. Subsequent to quarter end, Pengrowth successfully completed the issue of 17.5 million new trust units to raise gross proceeds of $245.0 million. This equity offering was completed in Canada and in the United States via the Multi Jurisdictional Disclosure System and closed on November 6, 2002. In addition, on November 14, 2002 Pengrowth closed the over-allotment option associated with the new equity offering representing an additional 2.6 million trust units for additional gross proceeds of approximately $36.8 million. This new trust unit offering represents the first equity cross border trust unit offering of a Canadian oil and gas royalty trust in Canada and the United States.

On behalf of the Board of Directors of Pengrowth Corporation:

James S. Kinnear
President and Chief
Executive Officer
Pengrowth Corporation

November 19, 2002

For further information, please contact:

Dan Belot, Manager, Investor Relations, Calgary Telephone: (403) 233-0224 Facsimile: (403) 294-0051
Toll Free: 1-800-223-4122
Sally Elliott, Investor Relations, Toronto Telephone: (416) 362-1748 Facsimile: (416) 362-8191
Toll Free: 1-888-744-1111
Website: http://www.pengrowth.com E-mail: pengrowth@pengrowth.com

PENGROWTH ENERGY TRUST - 5 -

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with:

• The MD&A and the audited consolidated financial statements for the year ended December 31, 2001 and 2000; and

• The interim unaudited consolidated financial statements as at and for the nine month’s ended September 30, 2002.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

Distributable Income

Distributable income declined by 5% to $46.1 million for the third quarter of 2002, from $48.3 million in the third quarter of 2001. Distributable income per unit declined 17% to $0.52 per unit in the third quarter of 2002 compared to $0.63 per unit in the third quarter of 2001. For the nine months ended September 30, 2002, Pengrowth recorded $127.4 million in distributable income a decline of 31% compared to $183.8 million in the first nine months of 2001. The 31% decrease in distributable income for the period is attributable mainly to a 21% decline in average prices received in the period offset in part by a 5% increase in production. On a per unit basis, distributable income declined 43% to $1.47 per unit from $2.60 per unit in the first nine months of 2001. The additional decline on a per unit basis is due to a 24% increase in the number of units outstanding for the period as a result of equity issues in December 2001 and June 2002.

Pengrowth’s year to date distributions are summarized in the following table:

Ex-Distribution		Distribution	Distribution Amount
Date	Record Date	Payment Date	per Trust Unit

December 27, 2001	December 31, 2001	January 15, 2002	$0.13
January 30, 2002	February 1, 2002	February 15, 2002	0.13
February 27, 2002	March 1, 2002	March 15, 2002	0.13
March 27, 2002	April 1, 2002	April 15, 2000	0.13
April 29, 2002	May 1, 2000	May 15, 2000	0.15
May 30, 2002	June 3, 2000	June 15, 2000	0.21
June 26, 2002	June 28, 2000	July 15, 2000	0.17
July 29, 2002	July 31, 2000	August 15, 2000	0.16
August 28, 2002	August 30, 2000	September 15, 2000	0.15
September 26, 2002	September 30, 2000	October 15, 2000	0.17
October 29, 2002	October 31, 2000	November 15, 2000	0.20
November 28, 2002	December 2, 2000	December 15, 2000

Pengrowth Monthly Cash Distributions
(cents Canadian)

- 6 - PENGROWTH ENERGY TRUST

Prices

Average Prices C$	Three months ended		%	Nine months ended		%
(net of hedging)	September 30		Change	September 30		Change

	2002	2001		2002	2001

Crude oil (per bbl)	$40.40	$39.28	+3%	$37.19	$39.69	-6%
Natural gas (per mcf)	3.38	3.20	+6%	3.32	5.39	-38%
Natural gas liquids (per boe)	30.42	27.98	+9%	27.11	33.64	-19%

Total per boe (6:1)	$30.07	$29.23	+3%	$28.13	$35.67	-21%

The combined effect of an increase in crude oil, natural gas and natural gas liquids prices resulted in an average price of $30.07 per boe in the third quarter of 2002, a 3% increase over the third quarter of 2001. For the first nine months of 2002, Pengrowth’s average realized price is down 21% from the prior year, mainly as a result of lower natural gas and natural gas liquids prices in 2002.

Pengrowth’s average crude oil price of $40.40 per barrel in the third quarter of 2002 is up 3% over the price received in the third quarter of 2001, reflecting a 6% increase in the WTI benchmark offset by increased hedging losses recorded in the third quarter of 2002 compared to the same period in 2001. For the first nine months of 2002 Pengrowth’s average oil price of $37.19 per barrel is down 6% over the same period last year. This decrease is due to a 9% decrease in the WTI benchmark price offset in part by a weaker $Cdn/$US exchange rate for the period.

Pengrowth’s average natural gas price of $3.38 per mcf in the third quarter of 2002 was 6% higher than the third quarter of 2001. By comparison, the AECO monthly spot price declined by 17% between the third quarter of 2001 and the third quarter of 2002. For the nine months ended September 30, 2002, Pengrowth’s average gas price received was $3.32 per mcf, a 38% decline over the same period last year. This reduction reflects a 49% decline in the AECO monthly spot price in the first nine months of 2002 as compared to the same period last year, mitigated by a reduction in hedging losses realized in 2002 compared to the prior year.

AECO Gas Price ($C / mcf)	WTI Oil Price ($US / bbl)

PENGROWTH ENERGY TRUST - 7 -

Production

Total BOE production has decreased 7% in the third quarter of 2002, compared to the third quarter of 2001. For the nine months ended September 30, 2002 total production is 5% higher than the same period last year.

Daily Production	Three months ended September 30		% Change	Nine months ended September 30		% Change

	2002	2001		2002	2001

Crude oil (bbls/d)	17,640	19,352	-9%	18,079	19,808	-9%
Natural gas (mcf/d)	105,434	106,579	-1%	106,430	85,449	+25%
Natural gas liquids (bbls/d)	4,991	5,969	-16%	5,114	4,956	+3%

Total boe/d (6:1)	40,203	43,083	-7%	40,931	39,005	+5%

Crude oil production in the third quarter of 2002 was 9% lower than the third quarter of 2001, and also declined 9% in the first nine months of 2002 compared to the first nine months of 2001. This decline is attributable to dispositions of non-core properties in the first half of 2002, lower injection activities of Judy Creek, as well as natural production declines at existing properties, offset in part by production additions from development activities.

Natural gas production was 1% lower in the third quarter of 2002 compared to the third quarter of 2001. This slight decrease is attributable to the disposition of some non-core properties early in 2002, natural production declines, offset in part by the acquisition of an additional interest at Quirk Creek in May 2002. For the first nine months of 2002 natural gas production increased 25% over the same period last year, mainly due to the contribution from Sable for the full nine months in 2002, compared to three and a half months production from Sable in the same period of 2001.

Natural gas liquids production was 16% lower in the third quarter of 2002 compared to the third quarter of 2001. This variance is attributable mainly to the timing of condensate sales at Sable (shipments normally occur every second or third month). There was one shipment of condensate in the third quarter of 2002 compared to two shipments in the same period last year. For the first nine months of 2002 natural gas liquids production increased 3% over the same period last year. This increase is due to the acquisition of Sable and Quirk Creek, offset in part by production declines at other properties and property dispositions.

For the first nine months of 2002, Pengrowth’s production portfolio consisted of 44% crude oil, 43% natural gas, with natural gas liquids making up the remaining 13% of production.

Price Risk Management

Pengrowth realized a net hedging gain of $0.1 million related to fixed price gas contracts (as compared to monthly AECO average spot prices) and natural gas financial swap contracts in the third quarter of 2002, compared to a net hedging loss of $1.0 million for the same period last year. In the first nine months of 2002, Pengrowth realized a net hedging loss of $0.4 million on natural gas hedging, compared to a net hedging loss of $15.8 million for the same period last year. Net hedging losses realized on crude oil price swap transactions were $3.2 million in the third quarter of 2002 as compared to $0.7 million for the same period in 2001. For the nine months ended September 30, 2002, net hedging losses were $3.6 million as compared to a net loss of $3.1 million for the first nine months of 2001.

Pengrowth’s commodity price hedges at September 30, 2002 are outlined in Note 6 to the third quarter financial statements. Subsequent to quarter-end Pengrowth entered into two additional natural gas fixed price contracts, one for 2,370 mcf per day at a plantgate price of $5.56 per mcf, and an additional contract for 2,370 mcf per day at a plantgate price of $5.40 per mcf. Pengrowth entered into an additional oil price swap transaction in October fixing the price on 1,000 barrels of oil per day for 2003 at a price of Cdn$41.51/bbl and an additional 5,000 barrels per day for 2004 at an average price of Cdn$37.87.

Operating Costs

Operating costs were $29.7 million (or $8.03/boe) for the third quarter of 2002, compared to $32.5 million (or $8.20/boe) for the third quarter of 2001. For the nine months ended September 30, 2002, operating costs were $87.8 million ($7.85 / boe), compared to $76.3 million ($7.16/boe) for the first nine months of 2001. The increase in operating costs is attributable mainly to property acquisitions over the period, primarily Sable in June of 2001.

- 8 - PENGROWTH ENERGY TRUST

Amortization of Injectants for miscible floods

Amortization of injectants for the third quarter of 2002 was $10.7 million down 15% from $12.6 million for the third quarter of 2001. For the nine month period, amortized injectant costs were $34.2 million compared to $35.1 million for the same period last year. Injectant costs are amortized over a 30-month period, based on the estimated period of economic benefit. Based on current injection levels and prices for ethane, the amortization amount is expected to continue to decline in the fourth quarter of 2002 and into 2003.

Royalties

Royalties, including crown and freehold royalties, were 17.5% of oil and gas sales in the three months ended September 30, 2002, compared to 13.7% in 2001. This increase in the royalty percentage is mainly due to lower injection credits related to reduced injection costs at Judy Creek in 2002 compared to 2001, as well as the increase in reference prices used to calculate natural gas and natural gas liquids royalties. For the nine month period royalties were 15.0% and 16.3% in 2002 and 2001 respectively. The decline in the royalty percentage in 2002 over 2001 is due to lower commodity prices in 2002 (particularly natural gas), and the impact of hedging losses, offset in part by lower injection credits in 2002.

Depletion and depreciation

Depletion and depreciation for the third quarter of 2002 was $31.5 million, a 5% decrease from $33.3 million for the third quarter of 2001. For the nine months ended September 30, 2002, depletion and depreciation is $93.6 million, a 4% increase over the same period last year. On a boe basis, depletion and depreciation was $8.37 per boe for the first nine months of 2002, down 1% from $8.46 per boe in the first nine months of 2001.

Interest

Interest expense for the three months ended September 30, 2002 was $3.2 million compared to $4.9 million for the third quarter of 2001. For the first nine months of 2002, interest expense was $9.4 million compared to $14.8 million for the same period of 2001. This reduction is mainly due to lower interest rates in 2002 as well as lower average debt in 2002.

Pengrowth has fixed the rate on $125 million, or approximately one half of long term debt outstanding at September 30, 2002, for a period of three years at an average rate of 4.09% before stamping fees.

General and administrative

General and administrative expenses (G&A) were $2.0 million in the third quarter of 2002 compared to $1.7 million for the third quarter of 2001. For the nine months ended September 30, 2002, G&A expenses were $7.2 million compared to $5.3 million for the same period last year. On a per boe basis, year to date G&A is $0.65 per boe, compared to $0.50 per boe for the first nine months of 2001. The increase in G&A for the quarter and on a year to date basis, is due to a number of factors including additional costs associated with administering the Sable property and a general increase in costs associated with expansion of the Trust.

Management Fee

Management fees were $1.3 million for the third quarter of 2002 compared to $1.4 million for the third quarter of 2001. For the nine month period, management fees were $4.5 million in 2002 compared to $6.1 million in 2001. On a per boe basis, management fees for the first nine months of 2002 are $0.40 per boe, compared to $0.58 per boe in 2001. The decrease in management fees is due to the lower fee base in 2002 — management fees are calculated on a sliding scale percentage of net operating income from oil and gas properties and other income of the Trust.

Net Income

Net income for the three months ended September 30, 2002 was $12.5 million or $0.14 per unit compared to $13.5 million ($0.18 per unit) in the third quarter of 2001. For the nine months ended September 30, 2002 net income was $26.5 million ($0.31 per unit) compared to $89.3 million ($1.29 per unit) for the similar period last year. Most of this decline is attributable to lower commodity prices and higher operating expenses, offset in part by a 5% increase in production volumes in 2002.

Financial Resources & Liquidity

Pengrowth’s long-term debt at September 30, 2002 was $259.0 million, compared to $345.5 million at December 31, 2001 and $389.8 million at September 30, 2001. The following is a reconciliation of long-term debt for the first nine months of 2002:

PENGROWTH ENERGY TRUST - 9 -

Long-term Debt Continuity	$ millions

Balance at December 31, 2001	$345.5
Difference between solvent purchases and expenses	(22.4)
Acquisitions, net of adjustments	35.6
Deposit on acquisition	29.1
Dispositions, net of adjustments	(44.5)
Capital expenditures, excluding acquisitions	40.2
Proceeds from the issue of trust units including option exercises and DRIP	(118.0)
Change in working capital and Remediation Trust Fund	(6.5)

Balance at September 30, 2002	$259.0

The ratio of debt to trailing 12-month distributable income at September 30, 2002 was 1.6 times, consistent with the ratio of 1.6 times at December 31, 2001. The ratio of long-term debt to long term debt plus equity has declined to 24% from 30% at yearend 2001. Distributable income covered interest expense by 13 times in the first nine months of 2002.

Reconciliation of Distributions to Funds Generated from Operations

The following table demonstrates Pengrowth’s historical policy of distributing all of the funds generated by operations, after adjusting for the manner in which Pengrowth amortizes miscible injectant costs. A comparison of the “Distributions” amount shown on Pengrowth’s Consolidated Statement of Cash Flow to “Funds Generated from Operations” also requires an adjustment for the two-month time lag between when funds are generated by the business and when they are paid to unitholders.

Nine months ended
Reconciliation of Distributions to Funds Generated From Operations	September 30, 2002
Consolidated Statement of Cash Flow	$ millions

Distributions per Statement of Cash Flow	$115.8
Subtract: Distributions paid in 2002 but earned in 2001 (Distributions payable December 31, 2001)	(22.2)
Add: Distributions earned in the first nine months but unpaid at September 30, 2002 (August and	33.8
September distributions and any balance unpaid)
Total Adjusted Distributions for the period (Distributable Income)	127.4
Purchase of injectants for miscible floods	(11.7)
Amortization of injectants for miscible flood	34.2
Items included in Distributable Income but not in Net Income (e.g. remediation trust fund contributions in excess of expenses)	0.3

Funds Generated From Operations	$150.2

As previously announced, Pengrowth anticipates that approximately 10% of funds available for distribution will be withheld to help fund future capital expenditures, commencing with the December 15, 2002 distribution.

Capital Spending

Capital expenditures for the nine months ending September 30, 2002 totaled $40.2 million of which $33.9 million was spent on drilling, completion and tie-ins, and $6.3 million was spent on facilities. 2002 expenditures include $17.0 million at Judy Creek, $9.0 million at Sable, $3.2 million at Goose River, $2.9 million at McLeod River, and $1.6 million at Weyburn.

Subsequent Events
On October 1, 2002, Pengrowth acquired substantially all of the oil and natural gas assets in northern British Columbia held by Calpine Canada Natural Gas Partnership (“Calpine”) for $387.5 million prior to adjustments. On October 4, a portion of these assets were sold to Progress Energy for $25.4 million prior to adjustments. Total remaining recoverable reserves at July 1, 2002 were estimated by Gilbert Laustsen Jung Associates (“GLJ”) at approximately 40.1 mmboe on an established basis, (proved reserves plus 50% of probable reserves) of which approximately 52% are natural gas

On November 14, 2002, Pengrowth completed a public equity offering in Canada and the United States, issuing 20.1 million units to raise gross equity proceeds of $281.7 million. The net proceeds of the issue will be used to repay indebtedness of Pengrowth Corporation incurred to fund the recent acquisition of oil and natural gas producing properties in northeastern British Columbia. The net proceeds of the issue were used to repay indebtedness of Pengrowth Corporation incurred to fund the recent acquisition of oil and natural gas producing properties in northeastern British Columbia

2002 Tax Estimate Update

Pengrowth forecasts that approximately 25 to 30% of distributions paid in 2002 will be taxable to Canadian unitholders, with the remainder of distributions treated as return of capital and thus tax deferred.

- 10 - PENGROWTH ENERGY TRUST

Review of Operations and Development Activities

Judy Creek:

•	The current 2002 development drilling program was completed in the third quarter with the drilling of three new wells in the Judy Creek “A” Pool: one injector and two oil producers. Oil rates from the new wells is approximately 260 bopd. Plans are underway for a winter drilling program late in the fourth quarter.

•	Solvent injection was active at eight miscible patterns in the third quarter. This included a new miscible flood pattern in “B” Pool, the response from which currently exceeds 280 bopd.

•	Ongoing well optimization activities were successful in the third quarter with the four most successful workovers adding 360 bopd to current oil rates.

McLeod River:

•	Pengrowth drilled four wells during the quarter, one of which is awaiting completion and one has been successfully completed. The completed well tested at 1.3MMSCF/d (net 650 mcf/d) and is currently being tied in.

•	One non-operated well was drilled and completed and tested at 500 mcf/d (net 125 mcf/d).

•	Pengrowth is in the process of licensing four additional locations in the McLeod area for drilling this winter.

PENGROWTH ENERGY TRUST - 11 -

Recently Acquired B.C. Assets:

•	The recently acquired B.C. assets include 10 oil batteries, 17 gas compressors, approximately 186 net producing wells and 247,700 net acres of undeveloped lands.

•	The major properties included in the B.C. asset acquisition include Rigel, Oak, and Squirrel.

Sable Offshore Energy Project (SOEP):

•	During the period, Pengrowth participated in the drilling of a development well in the Venture field. The Venture 6 well was spudded on May 16 and placed on production on October 18, 2002.

•	As at the end of September 2002, twelve SOEP wells were on production generating average gross raw gas production of 548 mmcf/d (46 mmcf/d of raw gas net to Pengrowth) for the third quarter of 2002 as compared to an average of 543 mmcf/d of gross raw gas production for the third quarter of 2001.

•	Phase II of the SOEP project is currently under construction with the development of the Alma field. Alma is the first of three fields that make up Tier II of the SOEP project. The other Tier II fields include South Venture and Glenelg. Production startup at Alma is expected in late 2003.

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

- 12 - PENGROWTH ENERGY TRUST

Consolidated Balance Sheets

(Stated in thousands of dollars)

	As at	As at
	September 30	December 31
	2002	2001

	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$2,663	$3,797
Marketable securities (Note 6)	1,905	—
Accounts receivable	32,586	27,859
Inventory	976	2,687

	38,130	34,343
DEPOSIT ON ACQUISITION	29,063	—
REMEDIATION TRUST FUND	6,953	6,470
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,123,863	1,208,526

	$1,198,009	$1,249,339
LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$29,939	$31,359
Distributions payable to unitholders	33,807	22,207
Due to Pengrowth Management Limited	516	523

	64,262	54,089
LONG-TERM DEBT (Note 3)	259,024	345,456
FUTURE SITE RESTORATION COSTS	40,414	32,591
TRUST UNITHOLDERS’ EQUITY (Note 4)	834,309	817,203

SUBSEQUENT EVENTS (Note 7)	$1,198,009	$1,249,339

     See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 13 -

Consolidated Statements of Income and
Distributable Income

(Stated in thousands of dollars)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30

		2002	2001	2002	2001

REVENUES
	Oil and gas sales	$111,205	$115,847	$314,383	$379,851
	Processing and other income	2,030	2,024	5,066	5,383
	Crown royalties	(17,685)	(14,282)	(42,068)	(56,197)
	Alberta Royalty Tax Credit	125	125	375	375
	Freehold royalties and mineral taxes	(1,736)	(1,586)	(5,042)	(5,861)

		93,939	102,128	272,714	323,551
	Interest and other income	380	99	(145)	1,162

NET REVENUE		94,319	102,227	272,569	324,713
EXPENSES
	Operating	29,717	32,479	87,774	76,269
	Amortization of injectants for miscible floods	10,704	12,553	34,158	35,071
	Interest	3,237	4,902	9,402	14,831
	General and administrative	1,999	1,712	7,218	5,339
	Management fee	1,343	1,420	4,483	6,134
	Capital taxes	468	400	749	2,212
	Depletion and depreciation	31,464	33,293	93,577	90,041
	Future site restoration	2,881	1,946	8,640	5,502

		81,813	88,705	246,001	235,399

INCOME BEFORE THE FOLLOWING		12,506	13,522	26,568	89,314
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS
OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST		9	12	25	52

NET INCOME		12,497	13,510	26,543	89,262

Add:	Depletion, depreciation and future site restoration	34,345	35,239	102,217	95,543
	Alberta Royalty Credit received during period	—	—	500	517
Deduct:	Alberta Royalty Credit accrued for period	(125)	(125)	(375)	(375)
	Reclamation expenses and Remediation Trust Fund	(578)	(300)	(1,487)	(1,157)

DISTRIBUTABLE INCOME		$46,139	$48,324	$127,398	$183,790

NET INCOME PER UNIT (Note 4) Basic		$0.138	$0.179	$0.309	$1.293

	Diluted	$0.138	$0.179	$0.309	$1.288

DISTRIBUTABLE INCOME PER UNIT (Note 4)
	Based on weighted average units outstanding	$0.511	$0.641	$1.485	$2.661
	Based on actual distributions paid or declared	$0.520	$0.630	$1.470	$2.600

See accompanying notes to the consolidated financial statements.

- 14 - PENGROWTH ENERGY TRUST

Consolidated Statements of Cash Flow

(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$12,497	$13,510	$26,543	$89,262
Items not involving cash
Depletion, depreciation and future site restoration	34,345	35,239	102,217	95,543
Amortization of injectants	10,704	12,553	34,158	35,071
Purchase of injectants	(4,298)	(10,082)	(11,744)	(50,196)
Expenditures on remediation	(370)	(85)	(817)	(501)
Gain on sale of marketable securities	(175)	—	(175)	—

Funds generated from operations	52,703	51,135	150,182	169,179
Distributions	(43,378)	(56,438)	(115,798)	(198,553)
Changes in non-cash operating working capital (Note 5)	2,771	8,416	(6,127)	(9,429)

	12,096	3,113	28,257	(38,803)

FINANCING
Change in long-term debt	39,901	14,812	(86,432)	102,559
Proceeds from issue of trust units	738	5,043	117,961	224,355

	40,639	19,855	31,529	326,914

INVESTING
Deposit on acquisition	(29,063)	—	(29,063)	(3,000)
Expenditures on property acquisitions	(1,681)	(1,611)	(35,636)	(251,320)
Expenditures on property, plant and equipment	(14,783)	(20,823)	(40,215)	(54,588)
Proceeds on property dispositions	(72)	1,520	44,523	23,566
Change in Remediation Trust Fund	(145)	(153)	(483)	(530)
Purchase of marketable securities	—	—	(2,780)	—
Proceeds from sale of marketable securities	959	—	1,050	—
Change in non-cash investing working capital (Note 5)	(1,835)	2,411	1,684	(53)

	(46,620)	(18,656)	(60,920)	(285,925)

INCREASE (DECREASE) IN CASH	6,115	4,312	(1,134)	2,186
CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	(3,452)	2,407	3,797	4,533

CASH AT END OF PERIOD	$2,663	$6,719	$2,663	$6,719

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 15 -

Consolidated Statements of Trust
Unitholders’ Equity

(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Unitholders’ equity at beginning of period	$867,213	$801,563	$817,203	$641,965
Units issued, net of issue costs	738	5,043	117,961	224,355
Net income for period	12,497	13,510	26,543	89,262
Distributable income	(46,139)	(48,324)	(127,398)	(183,790)

TRUST UNITHOLDERS’ EQUITY AT END OF PERIOD	$834,309	$771,792	$834,309	$771,792

- 16 - PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements

(Unaudited)

SEPTEMBER 30, 2002

(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.    SIGNIFICANT ACCOUNTING POLICY

The interim consolidated financial statements of Pengrowth Energy Trust and Pengrowth Corporation (collectively referred to as “Pengrowth”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001 with the exception of the change in accounting policy noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2001.

2.    CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, Pengrowth adopted the new standard on accounting for options or similar unit based compensation. Pengrowth prospectively adopted the new standard. For options or similar instruments granted to non-employees, an amount equal to the grant date fair value of the instrument will be recorded as a charge to earnings over the vesting period, if any. The new standard also requires recognition of compensation cost with respect to Stock Appreciation Rights granted to employees. No compensation cost results from application of the above provisions for the three months ended September 30, 2002 or for the year ended December 31, 2001.

For options granted to employees of Pengrowth, the standard provides that Pengrowth may elect not to use this fair value method but to disclose the impact of the fair value method on a pro forma basis. Had compensation cost for options granted to employees been calculated based on the fair value method, an amount of $128,000 would have been recorded as compensation expense for the three months ended September 30, 2002 (nine months ended September 30, 2002 – $803,000). Pengrowth’s net income and net income per unit for the three months and nine months ended September 30, 2002 would have been $12,369,000 ($0.137 per unit) and $25,740,000 ($0.300 per unit) respectively.

The weighted average fair market value of options granted during the three months ended September 30, 2002 was $0.59 per option based on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.5 percent, dividend yield of 13 percent, expected volatility of 25 percent, normalized dilution of 3 percent, liquidity discount of 10 percent and expected life of five years.

3.    LONG-TERM DEBT

On September 30, 2002, Pengrowth had a $425 million revolving credit facility syndicated among nine financial institutions with an extendible 364 day revolving period and a three year amortization term period. This credit facility was increased to $540 million on November 12, 2002. In addition, Pengrowth has a $35 million demand operating line of credit. A $285 million acquisition facility was put in place September 30, 2002 to fund the Calpine acquisition (see Note 7) and subsequently cancelled on November 6, 2002. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $34 million. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility will revolve until June 22, 2003, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in 12 equal quarterly installments. Pengrowth can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

PENGROWTH ENERGY TRUST - 17 -

4.   TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	September 30, 2002		December 31, 2001

Trust Units Issued	Number of units	Amount	Number of units	Amount

Balance, beginning of period	82,240,069	$1,280,599	63,852,198	$974,724
Issued for cash	8,000,000	123,200	17,622,500	311,974
Less: issue expenses	—	(7,467)	—	(18,727)
Issued for cash on exercise of stock options	62,413	823	628,828	10,060
Issued for cash under Distribution Reinvestment (“DRIP”) Plan	95,841	1,405	136,543	2,568

Balance, end of period	90,398,323	$1,398,560	82,240,069	$1,280,599

The per unit amounts for net income and distributable income are based on weighted average units outstanding for the period. The weighted average units outstanding for the three months ended September 30, 2002 were 90,379,792 units and for the nine months ended September 30, 2002 were 85,782,649 units (three months ended September 30, 2001 – 75,341,684 units, nine months ended September 30, 2001 – 69,060,613 units). In computing diluted net income per unit, 89,929 units were added to the weighted average number of units outstanding during the quarter ended September 30, 2002 (September 30, 2001– 82,479 units) and 49,936 units were added for the nine months ended September 30, 2002 (nine months ended September 30, 2001 – 265,595 units) for the dilutive effect of employee stock options. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

Trust Unit Option Plan
As at September 30, 2002 options to purchase 4,221,583 trust units were outstanding (December 31, 2001 – 3,106,635) that expire at various dates to July 31, 2009.

	September 30, 2002		December 31, 2001

		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	3,106,635	$17.78	2,893,554	$17.45
Granted	1,469,603	14.19	905,979	17.66
Exercised	(62,413)	13.19	(628,828)	16.00
Cancelled	(292,242)	17.86	(64,070)	18.98

Outstanding at period-end	4,221,583	16.59	3,106,635	17.78
Exercisable at period-end	2,739,825	$17.15	2,238,406	$17.69

Amendments to the trust unit option plan were approved by trust unitholders at the annual meeting of Pengrowth unitholders on April 23, 2002. The maximum number of units which may be reserved for option grants has been increased from 7 million to 10 million, provided that the number of options granted does not exceed 10 percent of issued and outstanding trust units. The expiry date for all issued and unexercised options, and any options subsequently granted under the plan, has been increased from five years to seven years.

5.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Accounts receivable	$156	$6,675	$(4,727)	$5,739
Inventory	282	4,143	1,711	5,386
Accounts payable and accrued liabilities	2,371	(1,371)	(3,104)	(19,126)
Due to Pengrowth Management Limited	(38)	(1,031)	(7)	(1,428)

	$2,771	$8,416	$(6,127)	$(9,429)

- 18 - PENGROWTH ENERGY TRUST

        CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	Septembter 30		Septembter 30

	2002	2001	2002	2001

Accounts payable for capital accruals	$(1,835)	$2,024	$1,684	$3,740
Note receivable on disposition of properties	—	387	—	(3,793)

	$(1,835)	$2,411	$1,684	$(53)

The cash payments made for taxes for the quarter ending September 30, 2002 were $500,000 (September 30, 2001 – $405,000) and for the nine months ended September 30, 2002 were $1,290,000 (nine months ended September 30, 2001 – $2,234,000). Cash payments for interest for the quarter ending September 30, 2002 were $3,265,000 (September 30, 2001 – $3,865,000) and for the nine months ended September 30, 2002 were $9,803,000 (nine months ended September 30, 2001 – $19,045,000).

6.    FINANCIAL INSTRUMENTS

Interest Rate Risk

As at September 30, 2002, Pengrowth had entered into interest rate swaps on $125 million of its long term debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09% (before stamping fees).

The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at period end. At September 30, 2002, the amount that Pengrowth would pay to terminate the interest rate swaps is $1,575,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates, however gains or losses on the contracts are offset by changes in the value of Pengrowth’s production.

As at September 30, 2002, Pengrowth had fixed the price applicable to future production as follows:

Financial Swap Contracts

	Crude Oil			Natural Gas

	Volume	Price	Volume
	(bbl/d)	C$/bbl	(MMbtu/d)	Fixed Price

2002	7,000	$40.35	7,000	$3.90 US/MMbtu
2003	6,000	$40.68	7,000	$3.90 US/MMbtu
			5,000	$7.05 Cdn/MMbtu
2004	500	$38.19	7,000	$3.90 US/MMbtu
			5,000	$6.90 Cdn/MMbtu

As well, Pengrowth has natural gas fixed price sales contracts which fixed the price on 3,618 mcf/d for the remainder of 2002 at a price of $2.95 Cdn/mcf.

The estimated fair value of the crude oil financial swap contracts and the natural gas fixed price sales contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At September 30, 2002, the amount Pengrowth would pay to terminate the crude oil and natural gas contracts would be $4,032,000 and $9,154,000, respectively.

Foreign Exchange Contract

Pengrowth entered into a foreign exchange swap which fixed the Cdn to US dollar exchange rate at $1.55 Cdn per $1 US on $750,000 US per month effective 2003 and 2004. The estimated fair value of the foreign exchange swap have been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At September 30, 2002, the amount Pengrowth would pay to terminate the foreign exchange swap would be $938,000 Cdn.

PENGROWTH ENERGY TRUST -19 -

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than bank debt, remediation trust fund and marketable securities, approximate their fair value due to their short maturity. The fair value of the marketable securities at September 30, 2002 was $2,100,000. The fair value of the Remediation Trust Fund was $6,998,000 (December 31, 2001 – $6,473,000).

7.    SUBSEQUENT EVENTS

On October 1, 2002, with an effective date of July 1, 2002, Pengrowth acquired substantially all of the oil and natural gas assets held by Calpine Canada Natural Gas Partnership (“Calpine”) in northern British Columbia for $387.5 million, before adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by Pengrowth on the open market. On October 4, 2002, Pengrowth sold to Progress Energy Ltd. for $25.4 million, before adjustments, seven producing properties and a 50% interest in 61,000 acres of undeveloped oil and natural gas rights from the properties acquired from Calpine.

On November 14, 2002, Pengrowth completed a public equity offering in Canada and in the United States issuing 20.1 million units to raise gross equity proceeds of $281.7 million.

-20- PENGROWTH ENERGY TRUST

Corporate Information

DIRECTORS OF PENGROWTH
CORPORATION
Thomas A. Cumming
Business Consultant

James S. Kinnear
President, Pengrowth Management Limited

Francis G. Vetsch
President, Quantex Resources Ltd.

Stanley H. Wong
President, Carbine Resources Ltd.

John B. Zaozirny
Counsel, McCarthy Tetrault

Michael A. Grandin
Corporate Director

Director Emeritus
Thomas S. Dobson
President, T.S. Dobson Consultant Ltd.

OFFICERS OF PENGROWTH
CORPORATION
James S. Kinnear
President and Chief Executive Officer

Robert B. Hodgins
Chief Financial Officer

Gordon M. Anderson
Vice President, PML Financial Services

Henry D. McKinnon
Vice President, Operations

Lynn Kis
Vice President, Engineering

Charles V. Selby
Corporate Secretary

Chris Webster
Treasurer

Lianne Bigham
Controller

TRUSTEE
Computershare Trust Company of Canada

BANKERS
Bank Syndicate Agent: Royal Bank of Canada

AUDITORS
KPMG LLP

ENGINEERING CONSULTANTS
Gilbert Laustsen Jung Associates Ltd.

PENGROWTH AND A STRONG COMMUNITY
Pengrowth Management Limited believes in enhancing the community where our employees live and work. Pengrowth supports causes and institutions both financially and through volunteer efforts and is proud of these associations and partnerships with many community-building non-profit organizations.

Pengrowth has a substantial investment in our community and although 100 percent of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.

STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange Symbol: PGF.UN

The New York Stock Exchange Symbol: PGH

PENGROWTH ENERGY TRUST
Head Office
Suite 700, 112 – 4 Avenue S.W.
Calgary, Alberta T2P 0H3 Canada
Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
Facsimile: (403) 265-6251
Email: pengrowth@pengrowth.com
Website: http://www.pengrowth.com

Toronto Office
Suite 1200, 141 Adelaide Street W.
Toronto, Ontario M5H 3L5
Canada
Telephone: (416) 362-1748
Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191

Halifax Office
Suite 407
1959 Upper Water Street
Halifax, NS B3J 3N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
Contact: Jim MacDonald, General Manager,
East Coast Operations

INVESTOR RELATIONS
For investor relations enquiries, please contact:

Dan Belot, Manager, Investor Relations
Telephone: (403) 213-8650
Toll-Free: 1 800 223-4122
Facsimile: (403) 294-0051
Email: danielb@pengrowth.com
or
Sally Elliott, Investor Relations, Toronto
Telephone: (416) 362-1748
Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191

ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe per day*	barrels of oil equivalent per day
lt	long. tonnes
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mcf	thousand cubic feet
mmcf	million cubic feet
mcf per day	thousand cubic feet per day
mmcf per day	million cubic feet per day

Pengrowth Energy Trust (EnergyTrust) Pengrowth Corporation (Corporation)
*6 mcf of gas = 1 barrel of oil